PO Box 43131 Providence, RI 02940-3131

Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Pennsylvania Quality Municipal Income Fund

(Commission File No. 811-06265)

RESPONSE NEEDED

Re: Your investment in Nuveen Funds

Dear Shareholder:

We have an important matter pertaining to your investment in one or more Nuveen Funds that requires your response. This matter relates to important operating initiatives for the Funds. Materials on these initiatives were sent to you electronically or in hard copy.

It is important that we speak to you regarding this matter. The call will only take a few moments of your time.

Please call us toll-free at

1-866-585-5351

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments. Due to the importance of this matter, we hope to hear from you. If we do not receive a response, we may reach out again by mail or phone. Your response truly matters for the operation of the Funds.

You will not be asked for confidential information and your call will be recorded for your protection.

Hours of Operation:

•	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET
•	Saturday - 12:00 p.m. to 6:00 p.m. ET

Thank you in advance for your participation.

Nuveen Municipal High Income Opportunity Fund (NMZ)

Nuveen New Jersey Quality Municipal Income Fund (NXJ)

Nuveen Pennsylvania Quality Municipal Income Fund (NQP)

Nuveen Missouri Quality Municipal Income Fund (NOM)

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning important proposals affecting your fund(s), which will be considered a Meeting of Shareholders of the funds on January 16, 2026 at 2:00 p.m., Central Time. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Your vote is very important. We encourage you as a shareholder to participate in your fund’s governance by returning your vote as soon as possible. If enough shareholders fail to cast their votes, a fund may not be able to hold its Meeting or the vote on the proposals and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. Because your vote is critical, our outreach to you will continue until there is sufficient voting.

Please vote using one of the following options:

VOTE WITH A LIVE AGENT Call 1-866-585-5258 with any questions. Specialists can assist with voting. Available Monday-Friday from 9 a.m. – 11 p.m. and Saturday 12 p.m. – 6 p.m. ET

VOTE ONLINE
Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the on-screen instructions.

VOTE BY TOUCH-TONE TELEPHONE
Call the toll-free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the recorded instructions.

VOTE BY MAIL Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully.

View or download the proxy materials:

https://www.nuveen.com/en-us/investments/proxy-information#closed-end-funds

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.